OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE ESTEE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK
PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

CHRISTOPHER C. ANGELL, ESQ.
PATTERSON, BELKNAP, WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 518439 10 4			Page 2 of 7

1.	Name of Reporting Person: Aerin Lauder Zinterhofer 2004 GRAT		I.R.S. Identification Nos. of above persons (entities only): 13-7415821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):			N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:	101,115

		8.	Shared Voting Power:	--

		9.	Sole Dispositive Power:	101,115

		10.	Shared Dispositive Power:	--

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:			101,115

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):			* N/A

13.	Percent of Class Represented by Amount in Row (11):			0.1%
** SEE ITEM 5

14.	Type of Reporting Person (See Instructions):			OO

2/7

     This Statement on Schedule 13D is the first amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 7, 2004 (the “Schedule 13D”). This Amendment No. 1 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
     The Distribution of 118,885 shares of Class B Common Stock held by the Reporting Person (the “Distributing Trust”) to the ALZ 2000 Revocable Trust was effected for estate planning purposes pursuant to the terms of the Distributing Trust.
ITEM 5. INTEREST IN SECURITIES OF ISSUER
     (a) As of September 8, 2005, the Reporting Person beneficially owned 101,115 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.
     Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 101,115 shares of Class A Common Stock, which would constitute 0.1% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of August 26, 2005).
     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 101,115 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 0.1% of the aggregate voting power of the Issuer.
     (b) Richard D. Parsons and The Rockefeller Trust Company (Delaware), as co-trustees of the Reporting Person, share voting and dispositive power with respect to the 101,115 shares of Class B Common Stock owned by the Reporting Person.
     (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.
     (d) Richard D. Parsons and The Rockefeller Trust Company (Delaware), as co-trustees of the Reporting Person, have the right to receive dividends from, or the proceeds from the sale of, the 101,115 shares of Class B Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer and certain other beneficiaries of the Reporting Person are entitled to certain distributions of the Reporting Person’s property, which may include the Class B Common Stock owned by the Reporting Person or dividends therefrom or the proceeds of the sale thereof.
     (e) Not applicable.

3/7

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.*

Exhibit H	List of parties to Stockholders’ Agreement.

*	Incorporated by reference

4/7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aerin Lauder Zinterhofer 2004 GRAT

By: THE ROCKEFELLER TRUST COMPANY (DELAWARE), Trustee
Dated: September 8, 2005	By:	/s/ Christine A. Welch
Christine A. Welch, Vice President

5/7

EXHIBIT INDEX

Exhibit A	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).*

Exhibit B	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).*

Exhibit E	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on. Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004.*

Exhibit H	List of parties to Stockholders’ Agreement.

*	Incorporated by reference

6/7